FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 7 October 2021

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-251220) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

7 October 2021

NatWest Group plc

National Westminster Bank Plc pleads guilty to breaches of Regulations 8(1), 8(3) and 14(1) of the Money Laundering Regulations 2007

National Westminster Bank Plc (“NatWest”) has today pleaded guilty to three offences under regulation 45(1) of the Money Laundering Regulations 2007 (“MLR 2007”) for failure to comply with regulation 8(1) of the MLR 2007 between 7 November 2013 and 23 June 2016 and 8(3) and 14(1) of the MLR 2007 between 8 November 2012 and 23 June 2016 in relation to the accounts of a UK incorporated customer.

These regulations required the firm to determine and conduct risk sensitive ongoing monitoring of its customers for the purposes of preventing money laundering. The offences relate to operational weaknesses between 2012 and 2016 which meant that NatWest did not adequately monitor the accounts of that customer.

NatWest has cooperated fully with the FCA since its investigation began. The FCA has confirmed it will not take action against any individual current or former employee of NatWest.

The case has been remitted to the Crown Court for sentencing which will be determined at a subsequent hearing, expected to be in four to eight weeks’ time. A provision will be made in NatWest’s Q3 2021 financial accounts in anticipation of a potential fine being imposed at that hearing.

Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. The bank has invested almost £700m in the last five years including upgrades to transaction monitoring systems, automated customer screening and new customer due diligence solutions.

NatWest currently has more than 5,000 staff in specialist financial crime roles, dedicated to detecting and preventing financial crime under the leadership and focus of a centralised bank-wide ‘FinCrime Hub’. As part of its ongoing programme of investment in its people, processes and technology, NatWest’s financial plans already include over £1bn to further strengthen financial crime controls over the next five years, including investment in new technologies and capabilities to further enhance Customer Due Diligence, Transaction Monitoring, Sanctions and Anti-Bribery and Corruption systems.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

Communications

NatWest press office

+44 (0)131 523 4205

NatWest Group plc	2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	October 7, 2021	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary